January 13, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:	Chico’s FAS, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed March 20, 2013
Response dated December 16, 2013
File No. 001-16435

Dear Ms. Jenkins:

We are in receipt of the December 30, 2013 comment letter (the “Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Chico’s FAS, Inc. (the “Company”). We respectfully submit the following response to the comment reflected in the Letter.

For your convenience, we have repeated below the specific comment that the Staff made in the Letter in boldface type and have set forth our response immediately following the comment.

We understand that you will be reviewing this response and may have additional comments. We welcome any questions you may have concerning our response. Please feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 2, 2013

Executive Compensation, page 58

1. It remains unclear from your response to prior comment 2 how the restricted stock awards were determined. Please provide us with and in your future filings, as applicable, include substantive analysis and insight into how your Compensation Committee made its restricted stock grant determinations with respect to each named executive officer, as requested in our prior comment. For example, please explain in greater detail why the Company significantly increased the amount of stock awards for each officer and how these considerations were applied to each officer on an individual basis.

Company’s Response:

As a preliminary matter, the Company finds it necessary to advise the Staff that it respectfully disagrees with the basic premise that the Company “significantly increased the amount of stock awards” for the named executive officers (“NEOs”) from fiscal 2011 to fiscal 2012. Although it is correct that we issued more full value shares to our NEOs in the form of performance share units (“PSUs”) in fiscal 2012, the overall equity component of the compensation paid to our NEOs was generally in line with prior years. As we explained in our December 16, 2013 response to the Staff’s initial comment, and as more fully explained in the Compensation Discussion and Analysis (“CD&A”) section of our 2013 Proxy, beginning in fiscal 2012 we replaced the annual stock option grant to NEOs with PSUs. Thus, beginning in fiscal 2012, 100% of NEO equity compensation was in the form of full value shares and not a combination of full value shares and stock options. This change from issuing a combination of stock options and full value shares to issuing 100% full value shares primarily accounts for the change in the value of the restricted stock awards shown in the Summary Compensation Table on page 49 of the 2013 Proxy. However, offsetting the increase in value of the restricted stock awards received was the elimination of compensation from stock option awards.

U.S. Securities and Exchange Commission

January 13, 2014

Furthermore, as indicated in our prior Letter, we disclosed in our 2013 Proxy that NEOs have the opportunity to earn between 0 – 125% of the targeted number of performance share units, with the actual number of performance share units earned based on the Company’s RONA targets as set forth under the Company’s bonus plan, as well as the established guidelines used to determine the amount of equity compensation to be awarded to individual NEOs. See pages 43-44 of the 2013 Proxy. The RONA performance metric required in order for the NEOs to achieve their respective target opportunity is set forth in the chart on page 42 of the 2013 Proxy Statement.

Further, because these awards include a certain subjective component relating to market data and fairness considerations, the Company also may issue additional shares to NEOs for significant additional contributions to the Company. In this regard, and as more fully explained on page 45 of the 2013 Proxy Statement, one of our NEOs, Ms. Murray, received a special grant of 25,000 shares of restricted stock and another NEO, Ms. Van Brunt, received a special grant of 100,000 shares of restricted stock. These special grants also explain why the values of the restricted stock awards are higher for Ms. Murray and especially for Ms. Van Brunt.

We acknowledge the Staff’s request for greater insight into how our Compensation and Benefits Committee makes its restricted stock grant determinations for the NEOs. While we believe that, overall, the CD&A in the 2013 Proxy provides appropriate disclosure about how our Compensation and Benefits Committee awards stock-based compensation, we believe there are opportunities to simplify and consolidate that disclosure. The Company will update its future filings to amend the discussion in the third paragraph of the Long-Term Incentive Stock-Based Compensation section of CD&A as follows (material additions from the 2013 Proxy are underlined; deletions and minor edits are not shown):

The Committee, in consultation with Cook and with the approval of the Board, determines the stock-based compensation for the CEO. The Committee, upon the recommendation by the CEO and CHRO, also makes final decisions regarding stock-based compensation awards for other NEOs. The Committee has established general guidelines for the value of the long-term incentive compensation to be granted to each NEO based upon relevant market and comparative data provided by Cook and the NEOs position within the Company. These guidelines are intended to be flexible and factors such as the performance and responsibilities of the NEO and the management team as a whole, retention concerns, and general industry practices, play an integral role in the determination of the specific value of restricted stock and performance shares awarded to a particular NEO. In determining the size of the individual stock-based awards, the Committee also considers the amount of stock-based awards outstanding and previously granted, the amount of stock-based awards remaining available for grant under the 2012 Omnibus Plan, the aggregate amount of current awards, and the amount of awards believed necessary to attract and retain key talent. Also stock-based awards vest over time as a means to encourage the recipient to remain in service with us.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments, or changes to disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

If you have any questions or comments with regard to the foregoing, please contact me at (239) 274-4947.

Sincerely,

/s/ Pamela K Knous

Pamela K Knous

Executive Vice President,

Chief Financial Officer